21002261

UNITED STATES
EXCHANGE COMMISSION
shington, D.C. 20549

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MAR 02 2021
Washington, DC

AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	42116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mariner Group Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
500 Mamaroneck Ave.
(No. and Street)

Harrison	New York	10528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald J. Rubin 914-798-4218
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- *if individual, state last, first, middle name*)

2323 Ross Avenue	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William Turchyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariner Group Capital Markets, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARIBETH ROA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6393456
Qualified in New York County
My Commission Expires 06-17-2023

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mariner Group Capital Markets, LLC

Financial Statements and Supplementary Information
(With Report of Independent Registered Public Accounting Firm)

December 31, 2020

Mariner Group Capital Markets, LLC

Index

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of the Member
Mariner Group Capital Markets, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mariner Group Capital Markets, LLC (the Company) as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2018.

Dallas, Texas
February 25, 2021

Mariner Group Capital Markets, LLC

Statement of Financial Condition

December 31, 2020

ASSETS

Cash	$	47,765
Other assets		5,155
Total assets	$	52,920

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	2,000
Total liabilities		2,000
Member's equity		50,920
Total liabilities and member's equity	$	52,920

See Accompanying Notes to Financial Statements

Mariner Group Capital Markets, LLC

Statement of Operations

Year Ended December 31, 2020

Expenses		
Salaries and benefits	$	2,693,891
Professional fees		69,459
Regulatory fees		26,500
Other expenses		41,217
Total expenses		2,831,067
Net loss	$	(2,831,067)

See Accompanying Notes to Financial Statements

Mariner Group Capital Markets, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2020

Member's equity at January 1, 2020	$	28,096
Capital contributions		2,853,891
Net loss		(2,831,067)
Member's equity at December 31, 2020	$	50,920

See Accompanying Notes to Financial Statements

Mariner Group Capital Markets, LLC

Statement of Cash Flows

Year Ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(2,831,067)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Increase in other assets		(3,297)
Decrease in accrued expenses		(86,139)
Net cash used by operating activities		(2,920,503)
Cash flows from financing activities:		
Capital contributions		2,853,891
Net cash provided by financing activities		2,853,891
Net decrease in cash		(66,612)
Cash at beginning of year		114,377
Cash at end of year	$	47,765

See Accompanying Notes to Financial Statements

Mariner Group Capital Markets, LLC

Notes to Financial Statements

December 31, 2020

NOTE 1 - ORGANIZATION:

Mariner Group Capital Markets, LLC (the "Company"), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides brokerage services in connection with the private placement of securities and is reimbursed for the related direct expenses it incurs. The Company has not entered into an agreement with a clearing broker as of December 31, 2020 and has not carried customer accounts, taken custody of securities or extended margin credit to its customers. Effective August 24, 2020, FINRA approved the Company's updated Membership Agreement ("MA") to reflect that it is not required to claim an exemption pursuant to SEC Rule 15c3-3 in reliance on Footnote 74 of the SEC Release 34-70073 ("Footnote 74") on the FOCUS Part IIA Report(s). Specifically, Footnote 74 therein recognizes that a specific exemption category may not be appropriate for particular firms performing limited business activities that do not and will not hold customer funds or securities.

On July 15, 2020, MIG Holdings, LLC ("MIG Hldgs") entered into a Master Transaction Agreement ("MTA") with ORIX Global Asset Management, LLC ("OGAM"), where MIG Hldgs agreed to purchase the Company, subject to FINRA approval. On August 24, 2020, FINRA approved the transaction. The Company is currently wholly-owned by MIG Hldgs, which is 100% owned by Mariner Employees.

Mariner Employees includes certain employees of Mariner Investment Group, LLC, their family members and trusts set up by such person.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statements, are as follows:

(a) Cash
The Company maintains cash deposits with a major financial institution. At times, such deposits may exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with financial institutions that have high credit ratings. The Company has not experienced any losses in the cash account and does not believe the Company is exposed to any significant credit risk on cash.

(b) Financial Instruments
The Company considers cash and cash equivalents as financial instruments. Given the short-term nature of these assets, the respective amounts recorded in the statement of financial condition approximate fair value and are considered Level 2 assets in accordance with FASB Accounting Standards Codification 820, Fair Value Measurement..

NOTE 3 – IMMATERIAL CORRECTION OF PRIOR PERIOD FINANCIAL STATEMENTS

In connection with the preparation of the financial statements for the year ended December 31, 2020, the Company discovered immaterial errors in the prior years relating to the understatement of certain expenses in the Statement of Operations. While we have concluded that the impact of these errors on our previously-issued financial statements is not material, we have reduced our previously reported Member's Equity for the year ended December 31, 2019 by $85,139 for those expenses.

The immaterial errors in the prior years had no impact on the Company's compliance with the SEC Uniform Net Capital Rule (rule 15c3-1) in the previously-issued financial statements.

NOTE 4 - INCOME TAXES

For the year ended December 31, 2020, the Company is a single member LLC and therefore, a disregarded entity for U.S. federal and state income tax purposes. Accordingly, no provision for income taxes has been made in the Company's financial statements.

The Company follows the provisions issued by the FASB relating to accounting for uncertainty in income tax positions taken which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements, which is applicable to all open tax years. The open tax years for the Company is 2017 through 2020. The Company does not have a reserve for uncertain income tax positions at December 31, 2020. Also, the Company recognizes interest and, if applicable, penalties for any uncertain tax positions within other expenses and includes accrued interest and penalties, if applicable, in accrued expenses in the Statement of Financial Condition. No interest or penalty expense was recorded, or accrued, by the Company for the year ended December 31, 2020.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company had an expense sharing agreement with OGAM and MIG through July 15, 2020. On July 16, 2020 in conjunction with the MTA, the Company entered into an expense sharing agreement (the "Agreement") with MIG Hldgs and Mariner Investment Group LLC ("MIG"). MIG Hldgs, MIG and the Company will provide each other with a variety of services related to the Company's business and have agreed to compensate the other for such services rendered in accordance with the terms of the Agreement. For the year ended December 31, 2020, the Company was charged $40,000 for rent expense which is included in Other expenses, on the

Statement of Operations, of which $21,667 was charged by OGAM and $18,333 was charged by MIG. In addition, salaries and benefits of $2,693,891 are included in the Agreement, in which all salaries and benefits of the Company's registered representatives paid are considered a capital contributions. For the year ended December 31, 2020, $1,527,387 was contributed by OGAM and $1,166,504 was contributed by MIG Hldgs.

It is anticipated that the Company will incur a loss during 2021. The Company will be reliant upon MIG Hldgs to provide it with sufficient liquidity to meet all its financial obligations as well as maintain its net capital requirements. For the year ended December 31, 2020, MIG Hldgs has provided the Company with $2,853,891 of liquidity, of which $120,000 was cash contributions.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $45,765, which was $40,765 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00 to 1.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2021, which is the date the financial statements were available to be issued. The Company concluded that there were no subsequent events that require recognition or disclosure in the financial statements.

Mariner Group Capital Markets, LLC

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1

Year Ended December 31, 2020

Net capital:		
Member's equity	$	50,920
Deduct non allowable assets - other assets		5,155
Net capital	$	45,765
Aggregate indebtedness - total liabilities	$	2,000
Computation of basic net capital requirement: Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$	5,000
Excess net capital over minimum net capital	$	40,765
Net capital less greater of 10% of aggregate indebtedness or 120% of $5,000 minimum net capital required	$	39,765
Percentage of aggregate indebtedness to net capital		4.37%

There were no material differences between the above computation included in this audited report and the computation included in the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2020, filed on January 15, 2021.

See accompanying Report of Independent Registered Public Accounting Firm.

Mariner Group Capital Markets, LLC

Schedule II – Determination of Customer Reserve Requirements, Determination of PAB Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2020

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

The Board of Directors of the Member
Mariner Group Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying Mariner Group Capital Markets, LLC's Exemption Report (the Exemption Report), in which (1) Mariner Group Capital Markets, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: investment advisory services and participating in private placement of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Dallas, Texas
February 25, 2021

MARINER GROUP CAPITAL MARKETS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
MIG HOLDINGS, LLC)
DECEMBER 31, 2020

Mariner Group Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment advisory services and participating in private placement of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Mariner Group Capital Markets, LLC

I William Turchyn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: William Turchyn

Title: Financial Principal

Date: 2/25/2021